As filed with the Securities and Exchange Commission on August 15, 2000
                                                     Registration No.: 333-41096

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 1

                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                            GLOBAL TECHNOLOGIES, LTD.
             (Exact Name of Registrant as specified in its Charter)


        Delaware                                                86-0970492
(State or other jurisdiction                                 (I.R.S. Employer
     of incorporation)                                    Identification Number)


     the Belgravia, 1811 Chestnut Street, Suite 120, Philadelphia, PA 19103
                                 (215) 972-8191
    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                        S. Lance Silver, General Counsel
                            Global Technologies, Ltd.
     the Belgravia, 1811 Chestnut Street, Suite 120, Philadelphia, PA 19103
                            Telephone: (215) 972-8191
          (Name and Address, including Zip Code and Telephone Number, including Area Code, of Agent for Service)

                                   ----------

                        Copies of all communications to:

                            Richard P. Jaffe, Esquire
                       Schnader Harrison Segal & Lewis LLP
                         1735 Market Street, 38Th Floor
                           Philadelphia, PA 19103-7598
                Telephone: (215) 994-1046 Telefax: (215) 994-1111


                                   ----------

     APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
============================================================================================
                                        Proposed July 5     Proposed Maximum     Amount of
Title of Securities      Amount to be   Maximum Offering   Aggregate Offering   Registration
To be Registered         Registered     price per Share           price            Fee(4)
--------------------------------------------------------------------------------------------
Class A Common Stock,
 $0.01 par value         250,000(1)       $5.96875(3)      $ 1,492,187.50 (3)    $393.94


Class A Common Stock,
 $0.01 par value          20,000(2)       $5.96875(3)      $   119,375    (3)    $ 31.52

Class A Common Stock,
 $0.01 par value         192,166(6)       $ 3.9375(5)      $   756,653.63 (5)    $199.76
                         -------                           --------------        -------
Total                    462,166                           $ 2,368,216.10        $625.22 (7)
============================================================================================

----------
(1)  The registrant is registering for resale by certain selling stockholders
     (i) 125,0000 shares of Class A Common Stock that may be acquired by such selling stockholders upon the conversion, redemption or payment of certain secured convertible notes of the registrant and (ii) 125,000 shares of Class A Common Stock that may be acquired by such selling stockholders upon exercise of certain warrants of the registrant issued in connection with a partial redemption of such notes. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also registers such additional number of shares of registrant's Class A Common Stock as may become issuable upon any such conversion, payment, redemption or exercise as a result of stock splits, stock dividends and similar transactions.

(2) The registrant is registering for resale by certain selling stockholders shares of Class A Common Stock that may be acquired by such selling stockholders upon exercise of certain warrants of the registrant. Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also registers such additional number of shares of registrant's Class A Common Stock as may become issuable upon exercise of the warrants as a result of stock splits, stock dividends and similar transactions.

(3) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share is based upon the average of the high and low sales prices of the Class A Common Stock as quoted on the Nasdaq National Market System as of the close of trading on July 5, 2000.

(4)  Calculated by multiplying the aggregate offering amount by .000264.

(5) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share is based upon the average of the high and low sales prices of the Class A Common Stock as quoted on the Nasdaq National Market System as of the close of trading on August 9, 2000.

(6) The registrant is registering for resale by certain selling stockholders additional shares of class A common stock issued to such selling stockholders in termination and settlement of certain consulting agreements.

(7)  $425.46 previously paid.

                                   ----------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC acting pursuant to said Section 8(a), may determine.

                                   ----------

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 15, 2000


PROSPECTUS

                            GLOBAL TECHNOLOGIES, LTD.


                                 462,166 SHARES


                              CLASS A COMMON STOCK

     This Prospectus relates to the offer for sale from time to time of up to 462,166 shares of Class A Common Stock, par value $0.01 per share, of Global Technologies, Ltd., a Delaware corporation, by (i) stockholders who hold secured convertible notes and warrants issued in connection with a partial redemption of such notes, (ii) other stockholders who received warrants of the company in connection with the issuance of such notes, and (iii) stockholders who hold shares of Class A Common Stock. Although we would receive certain benefits from the conversion of the notes and would receive exercise proceeds from the exercise of the warrants, we will not receive any of the proceeds from the resale of these shares by the selling stockholders. For more information on the selling stockholders, the notes and the warrants, please see "Selling Security Holders" beginning on Page 24.

     Global's Class A Common Stock is traded on the Nasdaq National Market under the symbol "GTLL." The closing sale price of our Class A Common Stock as reported by the Nasdaq National Market on August 9, 2000 was $4-1/16 per share.

     PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH ANY DECISION TO PURCHASE SHARES IN THIS OFFERING.

     The selling stockholders may sell the shares of Class A Common Stock described in this prospectus in public or private transactions, on or off the Nasdaq National Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. For more information on how the shares may be distributed, please see "Plan of Distribution" beginning on PAGE 28.


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this Prospectus is ______________, 2000.

                                TABLE OF CONTENTS


FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS.............................   4
AN OVERVIEW OF OUR BUSINESS.................................................   5
RISK FACTORS................................................................   6
RISKS PARTICULAR TO GLOBAL..................................................   6
RISKS PARTICULAR TO OUR PARTNER COMPANIES...................................  17
USE OF PROCEEDS.............................................................  24
SELLING SECURITY HOLDERS....................................................  24
PLAN OF DISTRIBUTION........................................................  28
DISCLOSURE OF THE SEC'S POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES..............................................  29
LEGAL MATTERS...............................................................  30
EXPERTS.....................................................................  30

     Throughout this prospectus, "Global Technologies," "Global," "we," "us," and "our," and other possessive and other derivations thereof, refer to Global Technologies, Ltd. and its consolidated subsidiaries, unless the context otherwise requires. All trademarks and trade names appearing in this prospectus are the property of Global, unless otherwise indicated.

     This prospectus is part of a registration statement we filed with the SEC. Global may amend or supplement this prospectus from time to time by filing amendments or supplements as required. Please read this entire prospectus and any amendments or supplements carefully before making your investment decision to purchase shares in this offering. You should rely only on the information provided in, and incorporated by reference into, this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any such documents that we have filed. You may do so at the Commission's public reference room, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the following Regional Office: 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

     Our SEC filings are also available to the public on the Commission's web site at http://www.sec.gov. Our web site can be found at http://www.gtll.com.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" into this registration statement some of the information we have already filed with the SEC. As a result, we can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about us that is not contained in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus. Moreover, later information filed with the SEC by us in the future will update and supersede this information and similarly be considered to be a part of this prospectus. We incorporate by reference the documents listed below, all filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement, as amended, and prior to effectiveness of the registration statement, and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     * Our Annual Report on Form 10-KSB for the fiscal year ended October 31, 1998.

     * Our Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999.

     *    Our Current Report on Form 8-K filed on June 1, 1999.

     * Our Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1999.

     *    Our Amended Current Report on Form 8-K filed on August 2, 1999.

     *    Our Definitive Proxy Statement filed August 17, 1999.

     *    Our Current Report on Form 8-K filed on August 31, 1999.

     *    Our Definitive Proxy Statement filed September 16, 1999.

     * Our Transition Report on Form 10-KSB for the transition period ended June 30, 1999.

     * Our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1999.

     * Our Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 1999.

     * Our Two Amended Quarterly Reports on Form 10-QSB for the fiscal quarter ended December 31, 1999.

     *    Our Current Report on Form 8-K filed on February 28, 2000.

     * Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2000.

     *    Our Definitive Proxy Statement filed April 17, 2000.


     * The description of the Class A Common Stock as set forth in our registration statement on Form 8-A filed with the SEC on December 31, 1994, as amended by our registration statement on Form 8-A/A filed with the SEC on March 8, 1995, and any other amendments or reports thereto filed with the SEC for the purpose of updating such description.


     We will provide, without charge, to each person to whom a prospectus is delivered, a copy of these documents that are incorporated by reference into, but not delivered with, this prospectus. You may request a copy of these filings by writing or telephoning us at the following address:

                        S. Lance Silver, General Counsel
                            Global Technologies, Ltd.
                 The Belgravia, 1811 Chestnut Street, Suite 120
                             Philadelphia, PA 19103
                         Telephone number: 215-972-8191

                 FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This prospectus, and certain information incorporated herein by reference, include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results.

     All statements other than statements of historical fact we make in this prospectus or in any document incorporated by reference are forward-looking. In particular, the statements herein, and in the incorporated information, regarding our future results of operations or financial position are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Forward-looking statements reflect our current expectations and are inherently uncertain. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that future events, in addition to those discussed elsewhere in this prospectus, particularly under "Risk Factors," and also in other filings made by us with the Securities and Exchange Commission, could affect our future operations and cause our results to differ materially from those expressed in our forward-looking statements. The cautionary statements made in this prospectus and in the incorporated information should be read as being applicable to all related forward-looking statements contained in this prospectus and the incorporated information.

                           AN OVERVIEW OF OUR BUSINESS

     We are a technology incubator that invests in, develops and manages emerging growth companies in the e-commerce, Internet, networking solutions, information and entertainment systems, telecommunications and gaming industries.


     We currently hold common stock and convertible preferred stock representing approximately 80% of the outstanding common stock of The Network Connection, Inc. on a fully converted basis. The Network Connection is publicly traded on the Nasdaq SmallCap Market under the ticker symbol "TNCX." The Network Connection provides an Internet information and video and audio entertainment system for the away-from-home market and has expertise in providing content, e-commerce and connectivity for communities of people in hotels, cruise ships, trains and corporate training centers. The Network Connection's systems are designed to deliver to users a personal, on-demand, full-motion video and audio experience via high performance networks in trains (TrainView'), cruise ships (CruiseView(TM)) and hotels (InnView(TM)), as well as the education and corporate training markets (EduView'). This is achieved by the use of TNCi's family of Cheetah' video servers and transPORTAL tools.

     We also hold 3,000,000 shares of common stock representing approximately 14% of the outstanding common stock of U.S. Wireless Corporation based on the number of outstanding shares of U.S. Wireless common stock disclosed in its annual report filed with the Securities and Exchange Commission on June 26, 2000. U.S. Wireless is publicly traded on the Nasdaq National Market under the ticker symbol "USWC." U.S. Wireless has developed proprietary network-based wireless location technology designed to enable wireless carriers and others to provide their customers with location-based services and applications. These services include enhanced 411 and 911 services, live navigation assistance, asset and vehicle tracking, intelligent transportation systems, location sensitive billing and network management systems. U.S. Wireless' RadioCamera(TM) location system is a geographic location system that pinpoints the locations of mobile telephone subscribers within a wireless network. The RadioCamera(TM) system measures the radio frequency pattern or the phase (i.e., the timing and the amplitude path) of all the radio frequency signals from a caller to a single cell site.


     We also hold 27.5% of Inter Lotto (UK) Limited, a United Kingdom company that is licensed to operate lotteries on behalf of charities in Great Britain. GTL Management Limited, a wholly owned subsidiary of Global, has an exclusive contract with Inter Lotto to provide management services in connection with the operation of these lotteries. The UK lottery, called "The Daily Number," was officially launched on April 4, 2000.

     We also hold an approximately 4% equity interest in Shop4Cash.com, Inc., a privately held, cash-incentive, Internet shopping portal with a growing base of approximately 250 affiliated merchants.

                                  RISK FACTORS


     Making an investment in the Class A Common Stock of Global Technologies, Ltd. is highly speculative and involves a high degree of risk. Before making an investment, you should be aware of the following risk factors and should review carefully the financial and other information about us provided or incorporated into this prospectus.


                           RISKS PARTICULAR TO GLOBAL

WE PLAN TO SELL OR FURTHER BORROW AGAINST SOME OF OUR INVESTMENTS TO MEET OUR FINANCIAL OBLIGATIONS OVER THE NEXT 90 DAYS AND THERE IS RISK THAT WE MAY NOT BE ABLE TO DO SO AT TIMES OR PRICES NECESSARY TO MEET THESE OBLIGATIONS.


     As of August 9, 2000, we had an obligation of approximately $2.9 million in connection with the purchase of the hardware and software that serves as the network operating center of the on-line lottery system that we have deployed in the United Kingdom, and the terminals through which lottery players purchase lottery tickets. In addition, we have an obligation of approximately $1.5 million in connection with the purchase of various services in support of our on-line lottery system. Furthermore, we currently anticipate that our lottery project will require approximately $500,000 per month in the three month period ending October 31, 2000 to continue operations.

     We are also obligated to lend The Network Connection up to $5.0 million pursuant to a revolving credit facility agreement. As of August 9, 2000, The Network Connection has drawn a total of $5.1 million against this line of credit, of which we converted $1.85 million of the outstanding balance under the facility into 1,233,333 shares of The Network Connection common stock, leaving an outstanding balance of $3.25 million. The Network Connection has executed contracts to install its InnView(TM) interactive information and entertainment system in seven hotels. The Network Connection recently entered into a $12.0 million equity purchase agreement contemplating purchases of its common stock by an investor. If The Network Connection does not obtain any proceeds from purchases, it will likely continue to draw on the credit facility with us to finance the production of some or all of the equipment necessary for such installations, as well as to cover other commitments and operating expenses. The lottery equipment purchase and outstanding service obligations and the losses that we expect to fund, together with projected draws under The Network Connection credit facility and other operating expenses, exceed the sum of our currently available cash and cash equivalents, which sum totaled $0.2 million as of August 9, 2000.

     Although we recently obtained $10.0 million in equity financing from the issuance of our Series C Convertible Preferred Stock, obtained a $10 million line of credit facility with Merrill Lynch, which has been secured with a pledge of one million of our shares of common stock of U.S. Wireless, and obtained $4.0 million from the issuance of convertible notes secured by the pledge of an additional one million of our shares of common stock of U.S. Wireless (of which we redeemed $2.0 million of the principal amount on July 7, 2000 for a total redemption cost of approximately $2.2 million and the issuance of warrants described below), we plan to sell or further borrow against some of our investments to cover our financial obligations and to continue to execute on our business strategy of investing in, developing and managing emerging growth companies in the e-commerce, Internet, networking solutions, information and entertainment systems, telecommunications and gaming industries. We did not consummate the collateral loan agreement we entered into on June 28, 2000 relating to a contemplated loan of $16.0 million against a pledge of one million shares of our U.S. Wireless common stock, which we expected to close with funding on or about July 12, 2000, and such collateral loan agreement has been terminated. Accordingly, on August 9, 2000, we entered into another collateral loan agreement relating to a loan of $12.0 million against a pledge of 1,500,000 shares of our U.S. Wireless common stock. We expect funding to occur on such facility in two equal installments on August 16, 2000 and August 22, 2000 (a more detailed discussion of this transaction is set forth in the third risk factor below). We provide no assurance that funding will occur as scheduled in connection with this loan or that we will be able to sell or borrow against other of our assets at planned times or for prices necessary to meet our financial obligations or to take advantage of investment or acquisition opportunities consistent with our business strategy. Failure to do so may prevent or delay further development of our business and/or cause us to default under the credit facility to The Network Connection. Such failure, delay and/or default would have a material adverse effect on the growth of our business, The Network Connection's and our financial condition, and may subject us to legal liability.


ONE MILLION OF OUR SHARES OF COMMON STOCK OF U.S. WIRELESS CORPORATION, WHICH WE HAVE PLEDGED TO SECURE THE MERRILL LYNCH CREDIT FACILITY, MAY BE LIQUIDATED TO SATISFY OUR OBLIGATIONS TO MERRILL LYNCH AND COULD ALSO RESULT IN ADVERSE TAX CONSEQUENCES.


     On April 5, 2000, we entered into a line of credit facility with Merrill Lynch in which Merrill Lynch agreed to advance up to $10.0 million based upon a percentage of the value of securities pledged as collateral to secure amounts drawn under the line of credit. Principal amounts borrowed under the line, together with accrued interest at an annual rate equal to the London Inter-bank Offer Rate (LIBOR) plus 1.25%, are payable upon demand by Merrill Lynch. As of August 9, 2000, we had an outstanding balance of approximately $6.9 million under the Merrill Lynch line of credit facility. To secure such borrowing, we have pledged 1,000,000 of our shares of common stock of U.S. Wireless to Merrill Lynch.

     If the amount owed under the Merrill Lynch credit facility at any time exceeds 35% of the market value of the shares of U.S. Wireless pledged to Merrill Lynch, we will be subject to a maintenance call which would require us to pledge additional securities which are acceptable to Merrill Lynch as collateral or require us to reduce the outstanding balance owed under the Merrill Lynch credit facility through payment in cash. We provide no assurance that we would have sufficient additional collateral or funds necessary to pay outstanding amounts owed under the Merrill Lynch credit facility in the event of a maintenance call or upon demand for payment by Merrill Lynch, the failure of either of which would result in the liquidation of our shares of U.S. Wireless pledged to Merrill Lynch to satisfy outstanding obligations under the Merrill Lynch credit facility, adverse tax consequences resulting from such liquidation, and a material adverse effect on our financial condition.


     On July 17, 2000, we received a maintenance call for approximately $493,000 under the Merrill Lynch credit facility. In order to satisfy such maintenance call, Irwin Gross, our Chief Executive Officer, pledged personal assets to Merrill Lynch. Subsequent to the inclusion of these pledged assets, on August 9, 2000, we received an additional maintenance call for approximately $347,000, which has temporarily been waived by Merrill Lynch pending our receipt of funding under the collateral loan agreement we entered into on August 9, 2000 referred to in the immediately preceding risk factor.

ANOTHER FIVE HUNDRED THOUSAND OF OUR SHARES OF COMMON STOCK OF U.S. WIRELESS CORPORATION, WHICH WE HAVE PLEDGED TO SECURE THE SECURED CONVERTIBLE NOTES, MAY BE LIQUIDATED TO SATISFY OUR OBLIGATIONS TO THE HOLDERS OF THE NOTES AND COULD ALSO RESULT IN ADVERSE TAX CONSEQUENCES.

     On June 8, 2000, we issued $4.0 million of secured convertible notes to Advantage Fund II Ltd. and Koch Investment Group, Ltd. The notes bear interest at 6% per annum and mature on December 7, 2001. The notes are convertible into shares of our Class A Common Stock at a conversion rate of two dollars per share, subject to customary adjustments. To secure such borrowing, we pledged 1,000,000 of our shares of common stock of U.S. Wireless to the holders of the notes. One event of default under the notes occurs if U.S. Wireless common stock trades at less than $5.00 per share at any time during each of five trading days (which need not be consecutive) within any consecutive 30-day period and certain other conditions are met. A default by us under the notes would allow the holders to accelerate our repayment obligations. Our failure to repay on an accelerated basis in a default situation could result in the liquidation of our shares of U.S. Wireless pledged in connection with the issuance of the notes to satisfy outstanding obligations under the notes, adverse tax consequences resulting from such liquidation, and a material adverse effect on our financial condition. On July 7, 2000, we redeemed $2.0 million of the principal amount of these notes. In connection with this redemption, the lenders released to us 500,000 shares of U.S. Wireless common stock previously held as collateral. The notes require that in connection with such redemption we issue warrants for 125,000 shares, in the aggregate, of our Class A Common Stock to the holders of the notes. These warrants have a four-year term and an exercise price of $4.00 per share. For a more detailed discussion of this transaction, see "Selling Security Holders" on Page 24 below.

THE REMAINING ONE AND ONE-HALF MILLION OF OUR THREE MILLION SHARES OF COMMON STOCK OF U.S. WIRELESS CORPORATION, WHICH WE HAVE AGREED TO PLEDGE TO SECURE A $12.0 MILLION LOAN, MAY BE LIQUIDATED TO SATISFY OUR OBLIGATIONS TO THE LENDERS AND COULD ALSO RESULT IN ADVERSE TAX CONSEQUENCES.

     On August 9, 2000, we entered into a collateral loan agreement in connection with a $12.0 million loan from an institutional lender. This loan is expected to be funded in two equal installments on August 16, 2000 and August 22, 2000, at which time we will issue promissory notes to the lender in the aggregate principal amount of $12.0 million. The loan will bear interest at prime rate, be payable monthly in arrears, and mature in one year. We currently contemplate using the proceeds of this loan for potential acquisitions, working capital and other corporate purposes, and to satisfy the August 9, 2000 maintenance call on the Merrill Lynch credit facility discussed above. To secure such borrowing, we have agreed to pledge 1,500,000 of our shares of common stock of U.S. Wireless to the lender. A default by us on any of our obligations under the collateral loan agreement or promissory note, could result in the liquidation of our shares of U.S. Wireless pledged as security for the loan to satisfy outstanding loan obligations, adverse tax consequences resulting from such liquidation, and a material adverse effect on our financial condition.


OUR PARTNER COMPANIES ARE GROWING RAPIDLY AND WE MAY HAVE DIFFICULTY ASSISTING THEM MANAGE THEIR GROWTH.

     Our partner companies have grown, and we expect them to continue to grow rapidly. This growth requires our partner companies to:

     *    hire new employees;

     *    aggressively advertise and promote their products and services;

     *    modify and expand the current array of products and services offered;
          and

     * push product into new markets where we believe that significant market share and profitability may be achieved.

     Such growth is placing a strain on the limited resources of our partner companies and the limited resources we can allocate to assist them. The funds required to support this growth may require us to forego acquisition opportunities that would otherwise be consistent with our business strategy of investing in, developing and managing emerging growth companies in the e-commerce, Internet, networking solutions, information and entertainment systems, telecommunications and gaming industries.

WE ARE A DEFENDANT IN A MULTI-DISTRICT CLASS ACTION LAWSUIT THAT IF DECIDED ADVERSELY TO US COULD RESULT IN A LOSS OF OUR ASSETS.


     The business strategy under former management was the development, assembly, installation and operation of computer-based, in-flight entertainment networks that provided passengers the opportunity to view movies, play computer games and gamble, where legally permissible, through an in-seat video touch-screen. The main contract with respect to that entertainment network was with Swissair. On September 2, 1998, Swissair flight 111 crashed. The aircraft involved in the crash was a McDonnell Douglas MD-11 equipped with the entertainment network developed by former management. A large number of claims have been filed by the families of the victims of the crash. These claims have been consolidated into a multi-district class action litigation in which we, together with Swissair, Boeing, DuPont and a number of other companies, are a defendant. Our aviation insurer is defending us in the action. We have $10.0 million in insurance coverage related to the action. We also have an umbrella policy for an additional $10.0 million in coverage; however, we are currently litigating the applicability of this policy to the action. If we do not settle the multi-district litigation within our policy limits, or if we are found liable for an amount in excess of these limits, our business would be adversely affected. If found liable for an amount substantially in excess of the limits of our coverage, we could lose all of our assets.


WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE US.


     We were formed in February 1994. Until May 1998, we were engaged in the business of development, assembly, installation and operation of computer-based, in-flight entertainment networks, at which time former management decided to exit that business and to pursue opportunities in the dry-cleaning industry. In September 1998, the former board of directors of Global resigned from office and was replaced by our current board. The current board then appointed a new management team and put together our current business strategy of investing in, developing and managing emerging growth companies in the e-commerce, Internet, networking solutions, information and entertainment systems, telecommunications and gaming industries.


     We have a limited operating history under our new business strategy and new management on which you will be able to evaluate our business and prospects. Each of our partner companies is in the early stage of its development. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets such as e-commerce, Internet, networking solutions and telecommunications. If we are unable to effectively allocate our resources and help grow existing partner companies, we may be unable to execute our business strategy and our stock price may be adversely affected.

OUR BUSINESS DEPENDS ENTIRELY ON THE PERFORMANCE OF OUR PARTNER COMPANIES, WHICH IS UNCERTAIN.

     We own interests in and help our partner companies operate their respective businesses. Each of our partner companies is engaged in a different operating business, and consequently is subject to a set of risks particular to its business. Material risks relating to our partner companies are set forth below under "Risks Particular to our Partner Companies." If our partner companies do not succeed, the value of our investments in such companies and our stock price could decline.

     Our $158.4 million in total assets as of March 31, 2000 included approximately $129.3 million of assets of our consolidated subsidiaries and investments in our other partner companies. The carrying value of our partner company ownership interests includes our original acquisition cost and the effect of accounting for certain of our partner companies under the equity method of accounting. The carrying value of our partner companies will be impaired and decrease if one or more of our partner companies do not succeed. Also, the carrying value of our investment in U.S. Wireless is marked to market, and, therefore, a decline in its market price will impact our financial position. Our other publicly traded investment, The Network Connection, is not marked to market, and, as such, a decline in the market value of that company will not impact our financial position. However, such a decline would likely affect our stock price.

WE HAVE A HISTORY OF LOSSES AND EXPECT CONTINUED LOSSES IN THE FORESEEABLE
FUTURE.

     For the quarters ended March 31, 2000, December 31, 1999 and September 30, 1999 we lost approximately $9.3 million, $6.0 million and $0.5 million, respectively. The September quarter loss included a profit from the approximately $5.3 million sale by The Network Connection of 195 Cheetah' multimedia video servers to schools in Georgia. Without the effect of this gain on our net results we would have incurred significantly greater losses for that quarter. We changed our fiscal year end from October 31 to June 30. For the eight-month transition period ended June 30, 1999 we lost $2.4 million. In addition, under prior management, we incurred net losses of $7.3 million in 1998 and $51.0 million in 1997. Excluding the effect of any future non-operating gains, we expect to continue to incur losses for the foreseeable future and, if we ever have profits, we may not be able to sustain them.


     We expect to have a significant net loss for the quarter and year ended June 30, 2000. Our expenses will increase as we continue to implement our business model. Specifically, expenses will increase:

     * in the event we hire additional employees and lease more office space to broaden our partner company support capabilities;

     * in connection with the continued operation of our UK lottery project, which will require significant expenditures for progress payments under the purchase agreement for the equipment that comprises the infrastructure of the lottery, and for payments to the company that manages and maintains the infrastructure;

     * with respect to The Network Connection, in the event that it continues to draw on the credit facility for funds to hire additional management personnel and to finance production and installation of its systems and other operating expenses;

     * as we explore acquisition opportunities and alliances with other companies; and


     *    as we facilitate business arrangements among our partner companies.

     Expenses are also expected to increase due to the potential effect of goodwill amortization and other charges resulting from potential future acquisitions. If any of these and other expenses are not accompanied by increased revenue, our losses will be greater than we anticipate.

OUR REVENUES ARE SUBSTANTIALLY DEPENDENT ON OUR OPERATING SUBSIDIARIES.

     Our consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries:

     *    GlobalTech Holdings Limited

     *    GTL Management Limited

     *    Interactive Flight Technologies (Gibraltar) Limited

     *    GTL Lottoco, Inc.

     *    GTL Subco, Inc.

     *    GTL Investments

     *    GTL Leasing Limited

     *    Lottery Sales Company Limited

     *    MTJ Corp.

and our majority-owned and controlled subsidiary, The Network Connection, and its wholly-owned subsidiary TNCi UK Limited. The ownership interest of minority shareholders in The Network Connection are recorded as "minority interest" on our condensed consolidated financial statements. We generally would not consolidate with our results of operations the results of operations of a partner company in which we held less than a 50% voting interest and otherwise did not maintain management control.

     For the quarters ended March 31, 2000, December 31 and September 30, 1999, the revenues of The Network Connection represented 100% of our total revenues, and for the eight-month transition period ended June 30, 1999, revenues from The Network Connection represented approximately 61% of our revenues.


     At August 9, 2000, we owned approximately 80% of the aggregate voting interests of The Network Connection. If our voting ownership of any of our operating subsidiaries, particularly The Network Connection, were to decrease below 50% and we did not maintain management control, we would most likely not continue to consolidate their results of operations with our results of operations. While this would affect our earnings per share only to the extent of our ownership change, the presentation of our consolidated statement of operations and balance sheet would change dramatically. In addition, fluctuations and decreases in the revenues of any of our subsidiaries, particularly The Network Connection, will have a correlative effect on our revenues.

WE MAY NOT HAVE OPPORTUNITIES TO ACQUIRE INTERESTS IN ADDITIONAL COMPANIES.

     We may be unable to identify companies that complement our strategy. Even if we identify a company that complements our strategy, we may be unable to acquire an interest in the company for many reasons, including:

     *    failure to agree on the terms of the acquisition;

     *    incompatibility between our management and management of the company;

     *    competition from other potential acquirers; and

     * lack of capital resources needed to acquire an interest in the company.

     If we cannot acquire interests in additional companies, our strategy to build a network of technology partner companies that will enhance stockholder value may not succeed.

WE MAY BE UNABLE TO MANAGE NEWLY ACQUIRED PARTNER COMPANIES.

     We plan to continue to acquire interests in e-commerce, Internet, telecommunications, networking solutions and gaming companies to complement our business strategy. Any additional acquisitions will likely place strain on our limited resources and our ability to manage our partner companies. Risks related to future acquisitions include:

     * disruption in our ongoing support of our partner companies, distracting our management and other resources and making it difficult to maintain our standards, controls and procedures;

     * acquisition of interests in companies in markets in which we have little experience; and


     * increased debt or issuance of equity securities to fund future acquisitions, which may be dilutive to existing stockholders.


OUR SUCCESS DEPENDS UPON OUR SENIOR MANAGEMENT AND THE KEY PERSONNEL OF OUR PARTNER COMPANIES.

     Our success depends upon the continued employment of and performance by our senior management, particularly our Chairman and Chief Executive Officer, Irwin
L. Gross, and the key personnel of our partner companies. It could have a material adverse effect on us if our senior management team do not continue their relationships with us, or if our partner companies are unable to hire and retain a sufficient number of qualified management, professional, technical and marketing personnel.

THE MARKET PRICE FOR OUR STOCK IS AND WILL LIKELY CONTINUE TO BE VOLATILE.

     The market price for our stock has been volatile and has fluctuated significantly to date. The trading price of our stock is likely to continue to be highly volatile. In addition, the stock market in general and the market for technology companies in particular, have experienced extreme price and volume fluctuations. These broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on our business, financial condition and results of operations.

FLUCTUATIONS IN OUR QUARTERLY RESULTS WILL LIKELY CAUSE FLUCTUATIONS IN OUR STOCK PRICE.

     We expect that our quarterly results will fluctuate significantly due to many factors, including:

     *    the operating results of our operating subsidiaries;

     * changes in equity, losses or income and amortization of goodwill related to the acquisition or divestiture of interests in partner companies;

     * changes in our methods of accounting for our partner company interests, which may result from changes in our ownership percentages of our partner companies;

     * changes in the market price of our investment in U.S. Wireless, which is marked to market;

     * sales of equity securities by our partner companies, which could cause us to recognize gains or losses under applicable accounting rules;

     * the pace of development or a decline in growth of the markets in which our partner companies operate and competition with respect to the technologies, products and services offered by our partner companies;

     * exchange rate fluctuations, to the extent that we generate revenues from foreign operations;

     * intense competition from other potential acquirers of prospective partner companies, which could increase our cost of acquiring interests in additional companies; and

     * our ability effectively to manage our growth and the growth of our partner companies.

     If our operating results in one or more quarters do not meet securities analysts' or your expectations, the price of our stock could decrease. In addition, we expect that the price of our common stock will fluctuate in response to announcements by us or our competitors with respect to acquisitions, divestitures and other corporate developments.

WE MAY HAVE TO BUY, SELL OR RETAIN ASSETS WHEN WE WOULD OTHERWISE NOT WISH TO IN ORDER TO AVOID REGISTRATION UNDER THE INVESTMENT COMPANY ACT OF 1940.

     Generally, a company may be required to register under the Investment Company Act and comply with significant restrictions if its investment securities exceed 40% of the company's total assets, or if it holds itself out as being primarily engaged in the business of investing, reinvesting or trading in securities. A company is generally not required to register under the Investment Company Act if less than 45% of its total assets consist of, and less than 45% of its net income is derived from, securities other than government securities and securities of majority-owned subsidiaries and companies primarily controlled by it.


     We believe that we are not an investment company, as that term is defined under the Investment Company Act, because our interests in partner companies that are not majority owned or primarily controlled by us make up less than 45% of our total assets and net income. It is not feasible for us to register as an investment company because the Investment Company Act regulations are inconsistent with our strategy of acquiring interests in, developing, operating and managing our partner companies. As the values of our currently held investment and non-investment securities change, and if we acquire additional investment securities, it is possible that we could be subject to regulation under the Investment Company Act. If that were to happen, we could ask for exemptive relief from the Securities and Exchange Commission. We are also able to rely once every three years on a one-year temporary exemption from the registration requirements of the Investment Company Act. If we were not able to obtain exemptive relief and the one-year temporary exemption were no longer available, we might need to take certain actions to avoid regulation under the Investment Company Act. We might be compelled to acquire additional income or loss generating assets that we might not otherwise have acquired, be forced to forego opportunities to acquire interests in companies that would be important to our strategy or be forced to forego the sale of minority interests we would otherwise want to sell. In addition, we might need to sell some assets considered to be investment securities, including interests in partner companies. Any of these actions could adversely affect our business.


WE MAY BE UNABLE TO OBTAIN MAXIMUM VALUE FOR OUR PARTNER COMPANY INTERESTS.


     We have significant positions in our partner companies. While we do not anticipate selling significant portions of our investments in our partner companies in the foreseeable future, if we were to divest all or part of an investment in a partner company, we may not receive maximum value for this position. For partner companies with publicly traded stock, we may be unable to sell our interest, or portions thereof, at then-quoted market prices. Furthermore, for those partner companies that do not have publicly traded stock, the realizable value of our interests may ultimately prove to be lower than the carrying value currently reflected in our consolidated financial statements.

OUR GLOBAL PRESENCE EXPOSES US TO CULTURAL DIFFERENCES, CURRENCY FLUCTUATIONS AND POLITICAL INSTABILITY.

     We have invested in foreign operations and may consider additional projects outside the United States. Our international presence exposes us to several risks, including the following:

     * CULTURAL DIFFERENCES. In transacting business in foreign countries, we seek to partner with entities from those countries and to hire professional consultants to help us determine whether products and services we propose to offer will be accepted by the people who live there. This process does not, however, ensure acceptance. Our failure to choose acceptable products and services to offer abroad will have an adverse effect on our business.

     * CURRENCY FLUCTUATIONS. When we purchase interests in non-United States partner companies for cash, we will likely have to pay for the interests using the currency of the country where the prospective partner company is located. Similarly, although it is our intention to act as a long-term partner to our partner companies, if we sold an interest in a non-United States partner company we might receive foreign currency. To the extent that we transact in foreign currencies, fluctuations in the relative value of these currencies and the United States dollar may adversely impact our financial results.

     * COMPLIANCE WITH LAWS. We are subject to the laws of the UK, with respect to our lottery project, and may become subject to the laws and regulations of other foreign countries in the future. These laws are different than those of the United States and we are less familiar with them. We must go to the expense of hiring legal counsel in each foreign country in which we operate to comply with their laws and regulations. The laws of these foreign countries may change at any time, which would likely require us to incur additional legal expenses to comply with such changes, or could even force us to discontinue operations.

     * POLITICAL INSTABILITY. We have, and may in the future purchase, interests in foreign partner companies that are located, or transact business in, parts of the world that experience political instability. Political instability may have an adverse impact on the subject country's economy, and may limit or eliminate a partner company's ability to conduct business.

IF WE DO NOT HAVE ENOUGH SHARES AUTHORIZED OR DO NOT OBTAIN STOCKHOLDER APPROVAL FOR THE ISSUANCE OF CLASS A COMMON STOCK UPON CONVERSION OF OUR SERIES C CONVERTIBLE PREFERRED STOCK AND/OR SECURED CONVERTIBLE NOTES IN EXCESS OF 19.999% OF OUR OUTSTANDING CLASS A COMMON STOCK, WE MAY BE FORCED TO REDEEM THE SERIES C CONVERTIBLE PREFERRED STOCK AND/OR THE SECURED CONVERTIBLE NOTES FROM THE HOLDERS.

     Pursuant to the terms of the convertible preferred stock purchase agreement that we entered to with Advantage Fund II Ltd. and Koch Investment Group Ltd. on February 16, 2000, in the event of a "triggering event," as defined in the Certificate of Designations, relating to the Series C Convertible Preferred Stock, such as if we do not have enough shares of Class A Common Stock authorized for issuance upon conversion of the Preferred Stock or do not obtain stockholder approval for the issuance of Class A Common Stock upon conversion of our Series C Convertible Preferred Stock held by these investors in excess of 19.999% of the outstanding shares of Class A Common Stock immediately prior to consummation of the sale of the Series C Convertible Preferred Stock as required under the Nasdaq listing rules and regulations, we may be forced to redeem the Series C Convertible Preferred Stock from them. We may not have the resources available to do so. As of August 9, 2000 the Series C Convertible Preferred Stock represented approximately 6% of our Class A Common Stock on a fully converted basis. If we were required to redeem the Series C Convertible Preferred Stock, it could have a material adverse effect on our business. The same risks are present in the event that we default on our obligations under the private placement purchase agreement that we entered into with, or the secured convertible notes that we issued to, Advantage and Koch on June 8, 2000. As of August 9, 2000, after the redemption of $2 million of the secured convertible notes, the remaining secured convertible notes represented approximately 9.5% of our Class A Common Stock on a fully converted basis. For a more detailed discussion of this transaction, see "Selling Security Holders" on PAGE 24 below.


WE FACE GENERAL RISKS RELATED TO DOING BUSINESS THAT ARE BEYOND OUR CONTROL.

     Our success will depend in part on certain factors that are beyond our control and that cannot clearly be predicted at this time. These factors include general economic conditions, both nationally and internationally, changes in tax laws, fluctuating operating expenses, changes in governmental regulations, changes in technology, and trade laws.

                    RISKS PARTICULAR TO OUR PARTNER COMPANIES

FLUCTUATION IN THE PRICE OF THE COMMON STOCK OF OUR PUBLICLY TRADED PARTNER COMPANIES COULD AFFECT THE PRICE OF OUR STOCK.

     The Network Connection and U.S. Wireless are our two publicly traded partner companies. The price of their common stock has been highly volatile. The market value of our holdings in these partner companies changes with these fluctuations. Fluctuations in the price of The Network Connection's and U.S.

Wireless' common stock are likely to affect the price of our Class A Common
Stock.

     THE NETWORK CONNECTION. The price of The Network Connection's common stock may fluctuate in response to announcements by it or its competitors regarding sales of products and services, product enhancements and other corporate developments. The Network Connection's results of operations, and accordingly the price of its common stock, may be adversely affected by the following factors:

     * the company's ability to implement its new business strategy, which requires obtaining and expending a great deal of capital to develop compelling content and new applications for its interactive entertainment and information technologies, and to penetrate new markets;

     * the company's ability to integrate, retain and manage the new management team that it has put in place to lead it in the implementation of its new business strategy;

     * the company's ability to generate revenues from the markets in which it is currently operating, and to do so on a profitable basis;

     * the company's ability to procure and provide desirable content through its interactive entertainment and information systems; and


     * the company's ability to favorably resolve its issues with Carnival Cruise Lines relating to recovery by Carnival of amounts paid to the company, recorded as deferred revenue, the company's recovery of its inventory costs, potential warranty/de-installation obligations, discussions with respect to a new agreement between the company and Carnival which would cover the installation of the company's latest CruiseView(TM) technology on a Carnival ship and contractual terms more favorable to the company than the previous agreement with Carnival, including a longer-term and multiple ship arrangement. While the company is optimistic about the discussions, there is no assurance that it will be successful in reaching a mutually satisfactory resolution of these issues and in securing a new, more favorable long term contract with Carnival.

     U.S. WIRELESS. U.S. Wireless currently has no revenues because it is in the process of developing networks to support its proprietary wireless location technology, RadioCamera(TM), which is designed to enable wireless carriers and others to provide their customers with location-based services and applications. U.S. Wireless developed its RadioCamera(TM) technology to capitalize on the market that it expects to develop in response to the Federal Communication Commission's mandate, which requires geolocation of mobile phone subscribers dialing 911. The price of U.S. Wireless' common stock may be adversely affected by the following factors:


     * additional mandates or other legislation or regulation negatively affecting the FCC mandate;

     * the development of the market for wireless location technologies, which currently is almost completely dependent upon the FCC mandate;

     * results of the testing of its RadioCamera(TM) wireless location-technology;


     * U.S.Wireless' ability to build out a nationwide network to allow for use of the RadioCamera(TM) system on a nationwide basis, which will require substantial capital commitment, and developing additional applications and offerings of value-added services in connection with the RadioCamera(TM) technology;

     * the level of acceptance of U.S. Wireless' RadioCamera(TM) technology as a solution to the FCC mandate and of any additional services the company develops for use in connection with that technology;

     * announcements by U.S. Wireless or its competitors with respect to system and service enhancements, strategic and other agreements, and other corporate developments;


     * competitors' abilities to develop and implement their systems in response to the FCC mandate, and the level of acceptance of competitors' systems, in the event that any are developed and implemented; and


     * U.S. Wireless' ability to obtain the financing necessary for it to carry out its business plan.


     An additional factor that may affect the volatility of the stock price of either of our publicly traded partner companies is the extent to which there are outstanding shares available for resale and derivative securities outstanding that could convert to shares available for resale. The sale of a significant number of shares of either of our publicly traded partner companies into the market could cause a decrease in the price per share of that partner company.

THE NETWORK CONNECTION HAS A HISTORY OF LOSSES AND EXPECTS CONTINUED LOSSES.


     The Network Connection generated revenues of $11.1 million and $18.8 million for the fiscal years ended October 31, 1997 and 1998, respectively, and realized net losses for those years of $53.2 million and $7.2 million, respectively. For the eight-month transition period ended June 30, 1999, The Network Connection generated revenues of $0.9 million, and realized net income of $2.3 million. This net income was due entirely to reversal of prior accruals. For the nine months ended March 31, 2000, The Network Connection generated revenues of $5.7 million on which it realized a net loss of $4.3 million. Almost all of the revenues generated in the nine months ended March 31, 2000 came from the sale of 195 Cheetah' video servers in connection with the Georgia Metropolitan Regional Education Services Agency (MRESA) Net 2000 project. Without these sales, The Network Connection would have had a loss of $6.3 million for that period. As of March 31, 2000, The Network Connection's accumulated deficit was $87.4 million and working capital was $0.1 million.

     Prior management of The Network Connection entered into an agreement with Carnival Cruise Lines, which obligated The Network Connection to install CruiseView(TM) systems on all ships designated by Carnival through December

2002. Since the installation of the CruiseView(TM) system on two Carnival cruise ships, and beginning in the quarter ended March 31, 2000, the Network Connection experienced costs in excess of those recoverable under the Carnival agreement. Given these costs, and ongoing technical issues, The Network Connection notified Carnival of its desire to renegotiate their agreement. During these discussions, Carnival notified The Network Connection in a letter dated April 24, 2000 that it sought to terminate the agreement and sought to assert certain remedies thereunder. The Network Connection and Carnival are in discussions seeking to resolve issues under the agreement regarding recovery of amounts paid by Carnival recorded as deferred revenue, The Network Connection's recovery of its inventory costs, potential warranty/de-installation obligations and other matters. Concurrently, The Network Connection and Carnival are in discussions with respect to a new agreement that would cover the installation of the latest CruiseView(TM) technology on a Carnival ship, and contractual terms more favorable to The Network Connection than the previous agreement, including a longer-term and multiple ship arrangement. While The Network Connection is optimistic about the discussions, there is no assurance that it will be successful in reaching a mutually satisfactory resolution of the Carnival issues and in securing a new, more favorable long-term contract with Carnival.

     The Network Connection has executed contracts to install its InnView(TM) system only in seven hotels.


     We do not believe that The Network Connection's sales to date are sufficient to determine whether there is meaningful demand for its products. The Network Connection intends to continue to devote significant resources to its sales and marketing efforts in an effort to promote interest in its products. There is no assurance that The Network Connection will be successful with these efforts or that significant market demand for its products will ever develop.

DELISTING OF THE COMMON STOCK OF THE NETWORK CONNECTION FROM TRADING ON THE NASDAQ SMALLCAP MARKET WOULD REDUCE THE MARKETABILITY OF OUR HOLDINGS IN THE NETWORK CONNECITON.

     The Network Connection common stock is listed for trading on the Nasdaq SmallCap Market under the symbol "TNCX." A listed company may be delisted if it fails to maintain minimum levels of stockholders' equity, shares publicly held, bid price, number of stockholders or aggregate market value, or if it violates other aspects of its listing agreement. At March 31, 2000 The Network Connection did not satisfy the minimum level of net tangible assets required to be listed ($2.0 million), nor did The Network Connection have sufficient non-affiliate market capitalization ($35.0 million) or net income ($500,000 for two of the past three years). The Network Connection is seeking additional capital and attempting to effect other equity transactions to, among other things, increase its net tangible assets to at least the minimum level required. There can be no assurance that it will be able to raise this additional capital, or if it is able to raise additional capital, that such capital will be on terms satisfactory to it, or to effect other equity transactions currently under consideration. If The Network Connection fails to satisfy the criteria for continued listing, its common stock may be delisted.

     If The Network Connection common stock is delisted, public trading, if any, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or on the NASD's "Electronic Bulletin Board." In this event, it may be more difficult to dispose of, or even to obtain quotations as to the price of, The Network Connection common stock and the price, if any, offered for its common stock may be substantially reduced. A decline in the market value of The Network Connection will not impact our financial position. However, such a decline would likely affect our stock price.


MANY OF OUR PARTNER COMPANIES OPERATE IN MARKETS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE.

     The markets in which many of our partner companies operate are characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render their existing technologies, products and services obsolete. Growth and intense competition in the networking solutions, telecommunications and e-commerce markets exacerbate these conditions. If our technology-oriented partner companies are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results could be adversely affected. To be successful, these partner companies must adapt to their rapidly changing markets by continually improving the responsiveness, services and features of their products and services and by developing new features to meet the needs of their customers. Our success will depend, in part, on the abilities of our partner companies to enhance their existing products and services and develop new offerings and technology that address the needs of their customers. Our technology-oriented partner companies will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.

OUR TECHNOLOGY ORIENTED PARTNER COMPANIES' PRODUCTS COULD EXPERIENCE TECHNICAL DIFFICULTIES.

     The products of our technology-oriented partner companies are highly specialized and involve intricate technologies and electronic components that may be subject to technical difficulties. These technical difficulties could occur at any time as a result of component malfunction or some other reason. Although our technology oriented partner companies generally utilize quality control procedures and test products before marketing them, there is no assurance that all defects will be identified. We believe that reliability will be an important consideration for customers of our partner companies. Failure to detect and prevent defects and design flaws in the products of these partner companies could adversely affect our business, financial condition and operating results.

THE SUCCESS OF OUR TECHNOLOGY-ORIENTED PARTNER COMPANIES IS DEPENDENT TO A LARGE DEGREE ON THE ACCEPTANCE OF E-COMMERCE AS A MEANS OF DOING BUSINESS.

     The success of our technology-oriented partner companies is dependent on the continued growth of intranets and the Internet as media for commercial transactions. The development of the e-commerce market is in its early stages. If widespread commercial acceptance of e-commerce and use of the Internet does not continue to develop, or if intranets and the Internet do not develop as effective media for providing products and services, our technology-oriented partner companies may not succeed.

     A number of factors could impede acceptance of e-commerce and the Internet as a medium for doing business, including:

     * the unwillingness of businesses to shift from traditional processes to intranet-based and/or Internet-based processes;

     * the failure to continue the development of the necessary network infrastructure for substantial growth in usage of the Internet;

     * increased government regulation or taxation may adversely affect the viability of intranets and the Internet as media for commercial transactions; and

     * the growth in bandwidth may not keep pace with the growth in on-line traffic, which could result in slower response times for the users of intranet-based and Internet-based commercial transactions.

THE UK LOTTERY PROJECT IS A START-UP VENTURE, HAS GENERATED INSIGNIFICANT REVENUES SINCE LAUNCH, IS BASED ON A GAME NEVER TRIED IN THE UK, AND MUST GENERATE SUFFICIENT CASH FLOW TO PAY A LARGE WEEKLY CONTRACTUAL OBLIGATION.


     Our UK lottery project is a start-up venture. It began operations on March 27, 2000, and was officially launched on April 4, 2000 in conjunction with the start of a media campaign. The UK lottery project has generated insignificant revenues to date, and we can give no assurance that it will ever generate meaningful revenues. Our partner companies involved in the lottery project have installed the approximately 3,500 terminals that complete Phase I of the project, and continue to promote the lottery and redistribute unproductive terminals to other retail outlets in an effort to maximize ticket sales. The lottery business and its prospects, therefore, must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development. In addition, the game on which the lottery is based has never been offered in the UK. We therefore have no basis on which to determine the level of acceptance, if any, that the game will achieve. If our lottery partner companies are unsuccessful in carrying out any post-launch tasks, or, in the event that the lottery does not achieve a significant degree of acceptance, the business of our lottery partner companies would be materially adversely affected, which, in turn, would have a material adverse effect on our business.

     Additionally, GTL Management Limited, a subsidiary of ours, entered into an agreement with International Lottery and Totalizator Systems, Inc. pursuant to which International Lottery and Totalizator Systems will provide certain facilities management services and technological support in connection with the networking hardware, software and terminals that we, through another subsidiary, purchased from them and that will serve as the infrastructure of the lottery. This agreement requires that we pay them $72,000 per week, plus additional amounts based on any terminals in excess of 3,500 being installed and a percentage of average daily sales. This obligation commenced on March 27, 2000 with the sale of the first ticket in connection with the lottery. Including the weekly payments required under this agreement, we currently anticipate that the lottery enterprise will require funding of approximately $500,000 per month in the three month period ending October 31, 2000 to continue operations. The inability of the lottery to generate revenues sufficient to cover our obligations would adversely affect the business of our lottery partner companies.


ALL OF OUR PARTNER COMPANIES COULD BE ADVERSELY AFFECTED BY COMPETITION IN THE MARKETS IN WHICH THEY OPERATE.

     The markets in which our partner companies operate are highly competitive. Many of the competitors of our partner companies have longer operating histories and significantly greater financial, technical, marketing and other resources than they do. These competitors are therefore able to respond more quickly and efficiently to new or changing opportunities, technologies and customer requirements. For instance, with respect to our UK lottery project, the National Lottery of the United Kingdom has been operating a weekly lottery for at least five years and is extremely well funded. The National Lottery does not currently operate a lottery game similar to the lottery we expect to offer, but it would have a distinct competitive advantage if it chose and received the necessary regulatory approval to do so. If our partner companies' products and services do not achieve a significant level of acceptance in the marketplace, or their competitors develop products and services rendering theirs obsolete, our partner companies, and, in turn, we, would be adversely affected.

INTELLECTUAL PROPERTY ISSUES, GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES THAT COULD AFFECT OUR PARTNER COMPANIES.

     * INTELLECTUAL PROPERTY. Our partner companies utilize certain proprietary technologies and other intellectual property that are valuable to them. They protect this intellectual property in a variety of ways, such as through patent, trademark and copyright law. U.S. Wireless has filed 18 patent applications with the Patent & Trademark Office and has received three issued patents and has received notices of allowance for another four of these applications. There is no assurance that any of the remaining patents will be granted. In addition, our partner companies rely on confidentiality agreements with key employees to prevent disclosure of important intellectual property to third parties. There is no assurance that any of these protections will prove sufficient to prevent third parties from using our partner companies' intellectual property either through legal or illegal means. Use by third parties of intellectual property of one of our partner companies could adversely affect that partner company's business. In addition, we give no assurance that any particular aspect of any of our partner companies' intellectual property will not be claimed to infringe the intellectual property rights of a third party. Intellectual property infringement litigation for or against any of our partner companies would likely have an adverse effect on that partner company's business.

     * GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. Our partner companies are subject, both directly or indirectly, to various laws and governmental regulations relating to their businesses. Our partner companies that operate abroad are subject to the laws and regulations of foreign countries with which we are not familiar. We believe that our partner companies maintain compliance with these laws and regulations, and that, while there is expense incurred in doing so, these laws and regulations do not have a material impact on the operations of our partner companies; however, as a result of rapid technology growth and other related factors, laws and regulations may be adopted which significantly impact our partner companies' businesses, and, in turn, our business.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the Class A Common Stock offered pursuant to this prospectus by the selling stockholders. We may receive exercise proceeds from the issuance of shares to the selling stockholders upon exercise of the warrants held by certain of the selling stockholders, which proceeds would be used for general working capital.

                            SELLING SECURITY HOLDERS


RECENT FINANCING

     On June 8, 2000, Advantage Fund II Ltd. and Koch Investment Group Ltd. purchased an aggregate of $4,000,000 of secured convertible notes from us in a private placement transaction. Advantage and Koch received two notes each, which may be converted into our Class A Common Stock at a conversion price of $2.00 per share, subject to customary anti-dilution adjustments. As described below, Advantage and Koch received warrants in connection with a partial redemption of the notes on July 7, 2000. Only a portion of the shares underlying the notes that remain outstanding and all of the shares underlying the warrants issued in connection with stock redemption are being offered pursuant to this prospectus as more fully described below.

     The notes mature on December 7, 2001 and bear interest at 6% per annum payable at maturity or on conversion in cash or stock, but only if a registration statement covering such stock has been filed and is effective. Stock is valued for interest payment purposes at the average of the last sale prices per share as reported by Nasdaq for each of the five days preceding the date on which the interest payment is made. The notes are redeemable by us at any time and from time to time, for a premium that increases with the length of time that the notes are outstanding, and the issuance of warrants or stock, also based on how long the notes are outstanding. We redeemed $2.0 million of the aggregate principal amount of the notes on July 7, 2000 for a total redemption cost of approximately $2.2 million and the issuance of certain warrants. The warrants issued in connection with the redemption are exercisable for, in the aggregate, 125,000 shares of our Class A Common Stock at an exercise price of $4 per share until July 7, 2004. The notes were secured by a pledge of 1,000,000 of our shares of the common stock of U.S. Wireless, 500,000 of which were returned to us in connection with our redemption.

     We are obligated to register the shares of our Class A Common Stock issuable upon any conversion, redemption or payment of the notes, as well as any shares underlying the warrants issued in connection with the partial redemption of such notes described above. The remaining principal amount of the notes is currently convertible into, in the aggregate, 1,000,000 shares of our Class A Common Stock. Pursuant to an agreement with Advantage and Koch entered into in connection with the redemption described above, we are not currently registering more than 125,000 of the shares of our Class A Common Stock issuable upon the conversion, redemption or payment of the notes because we intended to redeem the remaining principal amount of the notes by August 7, 2000. This agreement has been amended to extend the date by which we must redeem such remaining principal amount of the notes in order to avoid being required to register the 1,000,000 shares into which the remaining principal amount may be converted, to August 18, 2000. In connection with any such redemption, we shall be required to issue to the holders of the notes, in the aggregate, 125,000 shares of our Class A Common Stock, in which case the shares to be sold in the offering by each of the holders of the notes would represent the sum of the shares underlying the warrants discussed above and the shares issued in connection with such redemption. If we fail to so redeem the notes, we will amend this Registration Statement or file an additional Registration Statement to include the estimated number of additional shares of our Class A Common Stock issuable upon any conversion, redemption or payment of the notes.

     Neither holder of the notes or related warrants may convert them into or exercise them for shares of our Class A Common Stock if after the conversion or exercise, such holder, together with any of its affiliates, would beneficially own over 4.999% of the outstanding shares of our common stock. This restriction may be waived by each holder on not less than 61 days' notice to us.

     On February 16, 2000, Advantage and Koch purchased $10 million of our Series C 5% Convertible Preferred Stock. As long as our Class A Common Stock is listed for trading on Nasdaq, we may not , without obtaining prior stockholder approval in order to comply with Nasdaq listing requirements, issue in connection with the conversion or payment of the notes more than 2,065,000 shares of our Class A Common Stock (approximately 19.999% of the outstanding Class A Common Stock immediately prior to the sale of the notes) less any shares of that stock previously issued (i) on conversion of the Series C Preferred Stock held by Advantage and Koch or (ii) the exercise of warrants received in connection with any redemption of such preferred stock at an exercise price less than the closing sale price of a share of our Class A Common Stock on February 15, 2000. The Class A Common Stock underlying the Series C 5% Convertible Preferred Stock is not being offered under this prospectus.


     Genesee International Inc., of which Mr. Donald R. Morken is the controlling stockholder, has voting and investment power over the securities beneficially owned by Advantage. Koch Industries, Inc., of which Messrs. Charles Koch and David Koch are controlling stockholders, have voting and investment power over the securities beneficially owned by Koch.

     In connection with the issuance of the convertible secured notes, designees of Reedland Capital Partners, a division of Financial West Group, received warrants to purchase an aggregate of 20,000 shares of our common stock at $5.8125 per share for Reedland Capital Partners' role as sales agent. The 20,000 shares underlying these warrants are also being offered to the public by means of this prospectus.

TERMINATION AND SETTLEMENT OF ITKIS AND GOLDMAN CONSULTING AGREEMENTS

     On July 31, 2000, we entered into separate Termination and Settlement Agreements between us, The Network Connection, Ocean Castle Partners LLC, Irwin
L. Gross, and each of Yuri Itkis and Donald Goldman terminating each of Mr. Itkis' and Mr. Goldman's Consulting Agreement, dated September 30, 1998, with Ocean Castle Partners and providing for the release of any and all potential claims which may have been asserted by Messrs. Itkis and Goldman under their respective Consulting Agreements.

     Irwin L. Gross, our Chief Executive Officer, is a principal of Ocean Castle Partners, LLC which maintains administrative offices for our Chief Executive Officer, Corporate Secretary and certain other employees. During the year ended October 31, 1998, Ocean Castle executed the Consulting Agreements with each of Mr. Itkis and Mr. Goldman, who were two of our principal stockholders at the time. In connection with our acquisition of The Network Connection, the rights and obligations of Ocean Castle under the Consulting Agreements were assumed by The Network Connection Inc. The Consulting Agreements required payments aggregating $1,000,000 to each of Messrs. Itkis and Goldman through December 2003 in exchange for advisory services. As of June 30, 1999, The Network Connection determined that the Consulting Agreements had no future value due to The Network Connection shift away from in-flight entertainment into alternative markets such as leisure cruise and passenger rail transport. Only limited services were provided in 1999 and no future services were utilized. Accordingly, The Network Connection recorded a charge to general and administrative expenses in the transition period ended June 30, 1999 of $1.6 million representing the balance due under such Consulting Agreements.

     Pursuant to the terms of the Termination and Settlement Agreements, we have issued to each of Mr. Itkis and Mr. Goldman 96,083 shares of our Class A Common Stock in consideration of termination of each of their Consulting Agreements and full and complete release of any and all potential claims that each of Mr. Itkis and Mr. Goldman may have asserted against us, Interactive Flight Technologies, Inc., The Network Connection and Ocean Castle under his respective Consulting Agreement. In each case, such number of shares was determined on the basis of a negotiated settlement payment of $552,478, at a per share price equal to the average of the closing "bid" and "asked" prices of our Class A Common Stock on the Nasdaq National Market on each of the ten trading days ending two days prior to the date of the Termination and Settlement Agreements.

     In addition, we have agreed to adjust such initial number of shares delivered to each of Mr. Itkis and Mr. Goldman by (i) determining the average of the closing "bid" and "asked" prices of our Class A Common Stock on Nasdaq National Market on each of the ten trading days ending two trading days prior to the effective date of this Registration Statement, and (ii) dividing 552,478 by such final average price. The number of shares included in this Registration Statement represents the initial shares issued to each of Mr. Itkis and Mr. Goldman pursuant to the terms of each of their Termination and Settlement Agreements. Any additional shares issued in connection with the adjustments will not be registered. The Termination and Settlement Agreements include provisions restricting the amount of shares which may be sold at any time. Each of Mr. Itkis and Mr. Goldman has agreed that at any time after the effective date of this Registration Statement, he will have the right to sell 40% of his initial shares and final adjustment shares, and, thereafter, after the end of the month in which any such sale takes place, he will not sell more that 15,000 of his initial shares and/or final adjustment shares during each subsequent calendar month, on a cumulative basis, until all of his initial shares and/or final adjustment shares have been sold.

SELLING STOCKHOLDERS

     The following table sets forth for each selling stockholder (a) the name of the selling stockholder, (b) the number of shares of our Class A Common Stock owned by the selling stockholder before the offering (in some cases, as noted in the footnotes to the table, some or all shares underlie convertible preferred stock or warrants, and/or secured convertible notes held by the selling stockholder), (c) the number of shares of our Class A Common Stock offered by the selling stockholder under this prospectus, (d) the number of shares of our Class A Common Stock that will be owned by the selling stockholder assuming that all shares of our Class A Common Stock registered hereby on that stockholder's behalf are sold, and (e) the percentage of our outstanding shares of Class A Common Stock that those remaining shares will represent. Each of the selling stockholders is a party to an agreement by which we agreed to register their shares of our Class A Common Stock. Registration of these shares enables the selling stockholders to sell the shares from time to time in any manner described in "Plan of Distribution" below, but does not necessarily mean that the selling stockholders will sell all or any of the shares.

                                                                                      Percentage of
                                      Number of                       Number of     Outstanding Class
                                        Shares          Number of       Shares       a Common Stock
                                     Beneficially       Shares to    Beneficially     Beneficially
                                     Owned Before        be Sold      Owned After       Owned After
Name of Selling Stockholder            Offering        in Offering     Offering        Offering (3)
---------------------------            --------        -----------     --------        ------------
Advantage Fund II, Ltd.                 521,612(1)      125,000(2)         -0-             *
Koch Investment Group Ltd.              521,612(1)      125,000(2)         -0-             *
Robert K. Schacter (4)                   47,600          13,600            -0-             *
Thomas J. Griesel (4)                    11,900           3,400            -0-             *
Financial West Group (4)                  3,500           1,000            -0-             *
Donald & Co. Securities, Inc. (4)         2,100             600            -0-             *
Andrew Reiser (4)                         4,200           1,200            -0-             *
Edward F. Duffy (4)                         700             200            -0-             *
Yuri Itkis (5)                          282,469          96,083        186,386           1.7%
Donald Goldman                          109,016          96,083         12,933             *


----------
*    Less than 1%


(1) The number of shares of our Common Stock listed as being beneficially owned by Advantage and Koch includes the shares of our Class A Common Stock that are issuable to each of them, subject to the 4.999% limitation described above, upon conversion of their preferred stock, exercise of their warrants and conversion, payment and/or redemption of their notes. However, the 4.999% limitation would not prevent Advantage or Koch from acquiring and selling in excess of 4.999% of our common stock through a series of conversions and sales under the preferred stock and acquisitions and sales under the warrants, and conversions and sales of the notes.

(2) The number of shares to be sold in the offering by each of Advantage and Koch represents (i) 62,500 shares issuable upon the conversion, payment and/or redemption of the secured convertible notes that each of them purchased from us on June 8, 2000 in the transaction described above in "Recent Financing" and (ii) 62,500 shares issuable upon the exercise of the warrants issued in connection with the partial redemption of the notes described above in "Recent Financing". We currently intend to redeem the remaining notes outstanding within 30 days in which event we would be required to issue, in the aggregate, 125,000 shares of our Class A Common Stock to the holders of the notes in connection with such redemption , in which case the 125,000 shares to be sold in the offering by each of Advantage and Koch would represent the sum of the shares underlying the warrants discussed above and the shares issued in connection with such redemption.

(3) Percentages are based on 10,587,200 shares of Class A Common Stock outstanding as of August 9, 2000.

(4) Designees of Reedland Capital Partners, which received warrants exercisable for an aggregate of 20,000 shares of our Class A Common Stock at an exercise price of $5.8125 per share in consideration of certain financial advisory services provided to us. These warrants expire on June 8, 2004.

(5) Yuri Itkis is the father of Michael Itkis, the former Chief Executive Officer of Interactive Flight Technologies, Inc. Yuri Itkis' beneficial holdings include 184,971 shares of Class A common stock and options to purchase 72,498 shares of Class A common stock held by him directly, and options to purchase 25,000 shares of Class A common stock held by FortuNet, Inc., a corporation controlled by Mr. Itkis.


                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Class A Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     * ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     * block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     * purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     * an exchange distribution in accordance with the rules of the applicable exchange;

     *    privately negotiated transactions;

     * broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     *    a combination of any such methods of sale; and

     *    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


     We are required to pay all fees and expenses incident to the registration of the shares, including up to $15,000 of the fees and disbursements of counsel to the selling stockholders holding convertible notes and the warrants issued in connection therewith. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.


            DISCLOSURE OF THE SEC'S POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

     Our bylaws provide that we will indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation provides that, to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors' fiduciary duty to us and our stockholders. This provision of the certificate of incorporation does not eliminate the duty of care. In appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief are available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

     Each director will continue to be subject to liability for:

     *    breach of the director's duty of loyalty to us;

     * acts or omissions not in good faith or involving intentional misconduct;

     *    knowing violations of law;

     * any transaction from which the director derived an improper personal benefit;

     *    improper transactions between the director and us; and

     * improper distributions to stockholders and improper loans to directors and officers.

     In addition to the protections provided by our bylaws and certificate of incorporation, we have entered into employment agreements with certain of our executive officers that provide them with indemnity against expenses and losses incurred in connection with certain with certain claims brought against them. We maintain approximately $20.0 million of coverage under a directors' and officers' liability insurance policy.

     There is no pending litigation or proceeding involving a director or officer as to which indemnification is being sought. We are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and control persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

                                  LEGAL MATTERS

     The validity of the shares being offered pursuant to this prospectus will be passed upon for us by Schnader Harrison Segal & Lewis LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

     The consolidated financial statements of Global Technologies, Ltd. as of June 30, 1999 and October 31, 1998, and for the transition period ended June 30, 1999 and each of the years in the two year period ended October 31, 1998 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                   ----------

     No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling shareholders. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of the offering, which are to be borne by us, are estimated as follows:



         SEC registration fee                             $   625.22
         Legal services and expenses                       15,000.00
         Accounting services                               10,000.00
         Miscellaneous                                      5,000.00
                                                          ==========
              Total                                       $30,625.22
                                                          ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

     Our Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     In addition to the protections provided by our bylaws and certificate of incorporation, we have entered into employment agreements with certain of our executive officers that provide them with indemnity against expenses and losses incurred in connection with certain claims brought against them. We maintain approximately $20.0 million of coverage under a directors' and officers' liability insurance policy.

ITEM 16. EXHIBITS


Exhibit No.               Description
-----------               -----------
   4.1*      Private Placement Purchase Agreement among Registrant and the
             Investors signatory thereto, dated as of June 8, 2000
   4.2*      Form of Secured Convertible Note issued to Investors
   4.3*      Form of Warrant to be issued to holders of Secured Convertible
             Notes in the event of certain redemptions
   5.1       Legal Opinion of Schnader Harrison Segal & Lewis LLP
   23.1      Consent of Schnader Harrison Segal & Lewis LLP (included in legal opinion filed as Exhibit 5.1)
   23.2      Consent of KPMG LLP
   99.1      Form of Termination and Settlement Agreement with Yuri Itkis
   99.2      Form of Termination and Settlement Agreement with Donald Goldman

----------
*    Previously filed.


ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     PROVIDED, HOWEVER, that clauses (1)(i) and (1)(ii) above do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the end of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania on August 11, 2000.

                                        GLOBAL TECHNOLOGIES, LTD.


Date: August 11, 2000                    By: /s/ Irwin L. Gross
                                             -----------------------------------
                                             Irwin L. Gross, Chief Executive
                                             Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Date                                                Signature and Title
----                                                -------------------


Date: August 11, 2000                    By: /s/ Irwin L. Gross
                                             -----------------------------------
                                             Irwin L. Gross, Chief Executive
                                             Officer and Chairman of the Board
                                             of Directors (principal executive
                                             officer)


August 11, 2000                              /s/ Patrick J. Fodale
                                             -----------------------------------
                                             Patrick J. Fodale, Vice President
                                             and Chief Financial Officer
                                             (principal financial and accounting
                                             officer)


August 10, 2000                              /s/ James W. Fox
                                             -----------------------------------
                                             James W. Fox, President, Chief
                                             Operating Officer and Director


August 10, 2000                              /s/ Charles T. Condy
                                             -----------------------------------
                                             Charles T. Condy, Director


August 10, 2000                              /s/ M. Moshe Porat
                                             -----------------------------------
                                             M. Moshe Porat, Director


August 10, 2000                              /s/ Stephen Schachman
                                             -----------------------------------
                                             Stephen Schachman, Director